FENNEMORE CRAIG, P.C.

3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5000

Karen C. McConnell
Direct Phone: (602) 916-5307
Direct Fax: (602) 916-5507
kmcconne@fclaw.com

Law Offices
Phoenix (602) 916-5000
Tucson   (520) 879-6800
Nogales (520) 761-4215
Lincoln (402) 323-6200

March 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. Jason Wynn

Re: Stratford American Corporation
      Schedule 13E-3
      Filed February 10, 2006
      File No. 05-40361

      Preliminary Proxy Statement on Schedule 14A
      Filed February 10, 2006
      File No. 0-17078

      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005

      Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and
      March 31, 2005
      Filed November 14, 2005, August 15, 2005 and May 16, 2005

Dear Mr. Wynn:

The following is provided by Stratford American Corporation ("Stratford") in response to the letter from the Staff of the Securities and Exchange Commission dated March 13, 2006. Capitalized terms used but not defined herein have the meanings set forth in the relevant document to which the comment relates. The responses set forth below are numbered to correspond to the numbered comments set forth in the Staff's letter.

FENNEMORE CRAIG, P.C.

General

     1.   Stratford has noted your comment and believes that it has made parallel changes to each affected disclosure in other documents or sections to which any comments may apply.

     2.   Stratford has updated the documents to provide the latest available information. Please note that Stratford will be filing its Form 10-KSB for the fiscal year ended December 31, 2005 with the Commission on or before March 31, 2006, and will include the updated financial statements in the filings at that time. With the exception of the wholesale substitution of the financial statements and summary financial information, Stratford does not anticipate that the changes required to be made to the proxy statement to reflect the latest Form 10-KSB will be material. Please also note that there have been developments with respect to Meagher's continued marketing of the oil and gas properties that are reflected in the revised proxy statement.

     3.   We have noted your comment. In the event Stratford issues any further communications related to the going private transaction, it will not include any reference to the safe harbor provided in the Private Securities Litigation Reform Act of 1995.

Schedule 13E-3

General

     4.   We have added Messrs. Colangelo, Eaton, Jensen and Shultz, the Shultz Revocable Trust, DCE Investments, LLC and KBKM Real Estate, LLC as "filing persons" to the Schedule 13E-3. In addition, we have added the requested information regarding the filing persons, including JDMD, Stratford Holdings and Stratford Acquisition, to the required items of Schedule 13E-3.

     5.   On November 7, 2005, JDMD purchased 467,774 shares of Stratford common stock from Alan R. Mishkin for an aggregate purchase price of $350,830.50. JDMD promptly filed an amended Schedule 13D to report the transaction, and made the following disclosure under Item 4 of the amended Schedule 13D:

> JDMD acquired the securities for investment. Members of JDMD are exploring the possibility of taking the issuer private, in part to eliminate the cost of being a public company, especially increasing accounting costs. If undertaken, such a transaction would result in the termination of registration of the issuer's Common Stock pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

> JDMD has not yet made a formal proposal to the issuer regarding any potential transaction and there can be no assurance that JDMD will proceed with any such transaction, either independently or as a member of

FENNEMORE CRAIG, P.C.

a group that includes others. Among other alternatives, Members of JDMD are considering a cash-out merger whereby the holders of the issuer's Common Stock will receive as consideration for their shares cash in an amount that approximates the amount paid for the shares covered by this Schedule 13D.

Consistent with this disclosure, at the time JDMD completed the purchase of Mr. Mishkin's shares, JDMD had not made any definitive decisions as to whether or how to take Stratford private. JDMD thereafter amended its Schedule 13D on February 1, 2006 when its plans became more definitive.

6.   The requested disclosure of the ratio of earnings to fixed charges has been added to the table of financial information appearing on page 9 of the proxy statement.

7.   We have made the requested change and attached Stratford's 10-KSB for the fiscal year ending December 31, 2004 and its Form 10-Q for the quarter ended September 30, 2005 as exhibits to the proxy statement. Please note that we will further amend the proxy statement to include as an exhibit the Form 10-KSB for the fiscal year ending December 31, 2005 when it is filed with the Commission.

Preliminary Proxy Statement on Schedule 14A

General

8.   Pages 21-22 of the proxy statement included a discussion of JDMD's purposes for engaging in the going private transaction. In response to your comment, we have expanded this disclosure to include all of the Buyout Parties and the Other Filing Persons. In addition, the information under the heading "Effects of the Merger" contained on pages 32-33 of the proxy statement, has been expanded to include the Buyout Parties and the Other Filing Persons, and the discussion of the tax consequences of the merger on pages 37-38 of the proxy statement also has been expanded. Finally, Stratford has added a new section entitled "Positions of the Buyout Parties and the Other Filers Regarding the Fairness of the Merger" to pages 28-30 of the proxy statement to address your comment.

9.   Stratford confirms that it will file with the Commission all materials used to aid in the solicitation of proxies that are not filed as an exhibit to the proxy statement. Please also see the response to comment 25 below relating to telephone and internet votes. At this point we don't expect to use any such materials.

10.   The only diagram Stratford intends to include in the proxy statement is the organizational chart of the Buyout Parties and the Other Filing Persons set forth on page 16 of the proxy statement. A copy of that diagram is included as Exhibit A to this response for your reference.

FENNEMORE CRAIG, P.C.

11.   Stratford intends to file its Form 10-KSB, including its audited financial statements for the fiscal year ending December 31, 2005, with the Commission on or before March 31, 2006. Accordingly, both the Schedule 13E-3 and the proxy statement will be further revised to reflect the most recent audited financial information.

12.   Stratford has noted your comment and will comply with Rule 14a-12.

Summary Term Sheet

13.   Pursuant to your comment, the summary term sheet has been revised and the Q&A has been eliminated. The revised summary term sheet incorporates the Staff's comments to the former Q&A section.

14.   The information regarding JDMD as a separate participant has been added to page 1 of the proxy statement (summary term sheet) as well as "The Participants" section beginning on page 14 of the proxy statement.

15.   The requested chart diagramming the current ownership structure of the merging parties and the eventual structure of the combined company has been added at page 16 of the proxy statement and is the chart referred to in response 10, above.

16.   Stratford has moved the tax information closer to the beginning of the summary term sheet. However, after much consideration, Stratford believes the remainder of the summary is organized logically and appropriately.

17.   Stratford has disclosed the expected time period between the vote and closing on page 2 of the proxy statement.

18.   Stratford has disclosed the deadline for receipt of proxies and instructions cards to vote with respect to the merger on page 2 of the proxy statement.

Revocation of Proxies, page 2

19.   Stratford intended that written revocations of proxies could be received up until the time that the special meeting was called to order. We have clarified the language on page 2 and elsewhere in the proxy statement to reflect this intention.

Interests of Certain Persons in the Merger, page 3

20.   Stratford believes that is has disclosed all material interests in the proxy statement. There are no new employment agreements for any of the directors and officers who will remain in their positions following the merger. Further, there are no change of control or similar payments to be received by any directors or officers in connection with the merger. There are no other monetary benefits as a result of the merger to any of the directors or officers except for the share payments on the same basis as all other shareholders. Stratford has included the requested cross reference in the proxy statement.

FENNEMORE CRAIG, P.C.

Merger Financing, page 4

21.   Stratford has clarified the disclosure with respect to JDMD's cash. The cash is from JDMD's business activities unrelated to Stratford, and it was JDMD's cash, not Stratford's cash, that was deposited in the segregated account to facilitate the merger.

Conditions to the Merger, page 4

22.   None of the conditions to closing have yet been satisfied, and there are no updates to the conditions to closing from the information originally presented in the proxy statement other the fact that no injunctions have been issued and no material adverse effect has occurred. Page 6 of the proxy statement has been revised to reflect this status.

23.   There are no "other closing conditions" described elsewhere in the proxy statement and we have removed this language from the summary term sheet. At this time, Stratford is not aware of any closing conditions that are likely to be waived by either party, and has added that concept to page 6 of the proxy statement. We have made the requested change regarding Stratford re-circulating revised proxy materials and re-soliciting proxies if there are any material changes in the terms of the merger, including those that result in waivers, to page 6 of the proxy statement. We added similar language on page 46 of the proxy statement under "Conditions to Completing the Merger."

Federal Income Tax Consequences, page 6

24.   Stratford has made the requested change.

Questions and Answers about the Merger, page 7

Who can vote on the merger agreement?, page 8

25.   Consistent with prior voting of proxies in connection with special or annual meetings of Stratford's shareholders, Stratford will not utilize telephone and/or the internet voting of proxies in connection with this special meeting. While we understand the Staff encourages alternative methods of voting, Stratford believes that it lacks the expertise necessary to provide such alternatives and that it would not be cost effective for it to do so. Moreover, Stratford has not received any requests from shareholders that such alternatives be made available.

What happens if I do not return a proxy card?, page 9

26.   A shareholder who fails to vote will not have his or her shares counted towards the quorum requirement, but such a failure will not in any way reduce the number of votes required for the merger proposal to be approved. As stated on page 2 (summary term sheet) and page 12 of the proxy statement, the approval of the Merger requires a majority vote of the outstanding shares, not a majority of the shares represented at the meeting.

FENNEMORE CRAIG, P.C.

Cautionary Statement Concerning Forward-Looking Information, page 10

27.   Stratford has made the requested change to the cautionary statement concerning forward-looking information appearing on page 8 of the proxy statement.

Information Concerning the Special Meeting, page 13

Adjournments and Postponements

28.   Stratford has added a proposal to the proxy to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and the merger. Stratford also has made the conforming changes to the proxy statement.

Special Factors, page 18

Background of the Merger, page 18

29.   Stratford has added further detail to this section of the proxy statement as requested.

30.   The requested information has been added to page 18 of the proxy statement.

31.   Stratford has included the Meagher analyses as exhibits to Schedule 13E-3 and otherwise addressed the Staff's comments on pages 18-21 of the proxy statement.

32.   Stratford has made the requested change to quantify the commission payable to Meagher based upon the cumulative sales price of the oil and gas properties on page 18 of the proxy statement.

33.   The steps that lead JDMD to make the buyout proposal have been added to page 19 of the proxy statement. Please note that JDMD was formed in 1996 and was not formed to engage in this transaction. It elected to make the buyout proposal because it was dissatisfied with the bids Meagher had obtained and for the other reasons described on page 19 of the proxy statement. The timing of the buyout proposal was driven mostly by the impending costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002, and JDMD believed shareholders would benefit more from receiving this cash than owing an illiquid investment in a compliant company.

34.   The key alternatives considered by the board were a Meagher-generated transaction and the buy-out proposal, and Stratford believes those are explicitly described on page 31 of the proxy statement. The board considered other alternatives at its meetings that are described on pages 19-20 of the proxy statement.

35.   The requested disclosure of implied per share value has been added in numerous instances on pages 18-21 of the proxy statement. The methodology to calculate the implied per share value has been added on page 18 of the proxy statement. As set forth in the proxy statement, the implied per share value if the oil and gas properties were valued at $4.5 million was $0.85, and

FENNEMORE CRAIG, P.C.

the Board did consider this information when determining that in its judgment the transaction was fair to the unaffiliated shareholders.

36. As described on page 19 of the proxy statement, there was an initial offer from JDMD at $0.75 per share and a counteroffer from the Board that was accepted by JDMD at $0.80 per share. There were other changes to the terms of the merger as a result of the parties' negotiations that have been added to page 19 of the proxy statement.

37. The bids were not acceptable because the prices offered were less than the value of the oil and gas properties set forth in the engineering reports. This has been clarified on pages 18-20 of the proxy statement.

38. The current status of Meagher's marketing activities has been added on pages 20-21 of the proxy statement. As further described in the proxy statement, if one of the three current bidders ultimately makes a definitive proposal, the board will consider whether it is a superior proposal, and if so, will offer JDMD the opportunity to match it. If JDMD does not match it, the board would terminate the merger agreement and move forward with the other proposal. If there is no definitive proposal submitted, or if the board concludes that a definitive proposal is not superior, the board would reject it and the merger would continue. After the merger is completed, Stratford could own and operate the oil and gas properties, or could renew discussions with any or all of these bidders, and may be able to sell the properties for more or less than the price established in any definitive proposal. Accordingly, in response to the Staff's inquiry, any sales made pursuant to a superior proposal would be in lieu of the merger and all shareholders (including JDMD) would be treated the same, and there is no impact on the board's fairness determination.

39. The requested disclosures have been made on pages 19-20 of the proxy statement. The per share price was determined by reference to the net value of Stratford (oil and gas properties and cash, less all liabilities and transaction costs) divided by the total shares outstanding.

40. Stratford has added the market price for Stratford's stock as of the date the buyout proposal was submitted to Stratford's board of directors on page 19 of the proxy statement.

41. No projections, potential synergies or other material, non-public information was exchanged or relied upon by the parties. A statement to that effect was added to page 19. That being said, all of the principals of JDMD are also directors of Stratford, and in discussing the buyout proposal the board considered the Meagher engineering studies and liquidation value analyses. The engineering studies have been included as exhibits to the Schedule 13E-3 and are also provided with this letter as Exhibits B through D. The liquidation analyses have also been provided as Exhibit E.

42. Based on our discussions with Staff from the SEC, we understand that no revision is required in response to this comment.

FENNEMORE CRAIG, P.C.

Purpose of the Merger, page 20

43.   The requested disclosure regarding current business conditions has been added to page 22 of the proxy statement.

Recommendations of the Board of Directors; Reasons for Recommending....page 22

44.   Stratford has clarified on pages 24-28 of the proxy statement and a new section entitled "Position of the Buyout Parties and the Other Filers regarding the Fairness of the Merger" on pages 28-30 of the proxy statement.

45.   We have made the requested change and have added a new section entitled "Positions of the Buyout Parties and the Other Filers regarding the Fairness of the Merger" on pages 28-30 of the proxy statement.

46.   The board of directors of Stratford unanimously approved the merger agreement and the transactions contemplated by the merger agreement as disclosed on page 20 of the proxy statement.

47.   Four directors of Stratford, Messrs. Colangelo, Shultz, Jensen and Eaton, are affiliates of JDMD. The two remaining directors of Stratford, Messrs. Vance and Dozier, are not affiliates of JDMD. However, Mr. Vance is Mr. Eaton's son-in-law and Mr. Dozier's principal occupation is President of the Arizona Diamondbacks professional baseball team and an entity controlled by Mr. Jensen owns a majority of the Arizona Diamondbacks. Given these relationships, the board concluded that it was unlikely that any member of Stratford's board of directors would be deemed independent for purposes of the going private transaction. The board considered appointing a non-board member to serve on an independent committee established to evaluate the buyout proposal, however, the board deemed it unlikely that an unaffiliated third party would accept this responsibility. We have added additional disclosure concerning these considerations on page 27 of the proxy statement. In light of these considerations, the board put in place several safeguards with a view towards ensuring the fairness of the proposed transaction to the unaffiliated shareholders. First, with the assistance of Stratford counsel, Messrs. Vance and Dozier negotiated the terms of the merger agreement on behalf of Stratford. Second, the terms of the merger agreement require the approval of a majority of the unaffiliated shareholders as a condition to closing; in essence, if unaffiliated shareholders dislike the deal, they can block it. This type of shareholder vote is expressly authorized under Arizona law as a means to approve a conflicting interest transaction. Finally, the board elected to continue the process of "shopping the company" to interested buyers so that the board could ensure that, despite having signed a definitive agreement, other bidders may obtain confidential information about Stratford, Stratford may engage in sale discussions with bidders who express an interest, and Stratford may eventually walk away from the definitive agreement without payment of a break-up fee (but it would be required to reimburse expenses up to a cap of $200,000). As noted elsewhere in this response and in the revised proxy statement, a "shopping of the Company" is exactly what is happening. The board members, despite their conflicts, believed that this combination of factors and the others expressed in the proxy statement

FENNEMORE CRAIG, P.C.

were sufficient to allow them to determine the fairness of the transaction to unaffiliated stockholders.

48.   We understand your comment to mean that you would prefer the proxy statement use the term "unaffiliated shareholders" rather than "disinterested shareholders" since that is the term used in the regulations. Accordingly, we have revised the proxy statement to reflect this comment.

49.   The requested clarification on the tax effects of the transaction on participants of the merger and remaining affiliates has been added to page 38 of the proxy statement.

Effects of the Merger, page 26

50.   The requested additional disclosure on the detriments of transaction to unaffiliated securityholders has been made to page 33 of the proxy statement.

The Merger Agreement, page 33

Fees and Expenses, page 40

51.   The requested disclosure has been added to page 19 of the proxy statement.

Where Shareholders Can Find More Information, page 43

52.   Stratford has revised the proxy statement to eliminate incorporation by reference. Stratford's Form 10-KSB for the fiscal year ending December 31, 2004 is attached as Exhibit C to the proxy statement. Please note that the Form 10-KSB for the fiscal year ending December 31, 2005 will be substituted as Exhibit C after it is filed with the Commission.

Exhibits

Form of Proxy

53.   The form of proxy has been marked "preliminary" as requested.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Controls and Procedures

54.   Stratford confirms that its certifying officers concluded that Stratford's disclosure controls and procedures are also effective to ensure that the information required to be disclosed in the reports Stratford files or submits under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer, to allow timely decisions regarding disclosure. This confirmation relates to Stratford's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004, filed with the Commission on March 31, 2005, and to Stratford's Forms 10-QSB for the Fiscal Quarters ended September 30. 2005, June 30, 2005 and March 31, 2005, filed with the Commission on November 14, 2005, August 14, 2005 and May 16, 2005, respectively. The forgoing confirmations will be made in future filings with the Commission.

FENNEMORE CRAIG, P.C.

Closing Comments

Included as Exhibit F to this letter is written statement from Stratford acknowledging that (i) Stratford is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) Stratford may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blacklines of the proxy statement and the Schedule 13E-3 reflecting the various changes described above have been included to facilitate the Staff's review. Due to limitations in our system, the blackline of the proxy statement does not include the chart appearing on page 16 of the proxy statement or Stratford's 10-KSB and 10-QSB attached as Exhibit C to the proxy statement. However, the chart and the Exhibit C documents are included in the filing submitted in the Edgar filing to the Commission.

Please contact the undersigned if you have any questions or require clarification on any of the matters discussed above. We will look forward to hearing from you.

Sincerely,

FENNEMORE CRAIG, P.C.



Karen C. McConnell

KCM/slt
Attachments

FENNEMORE CRAIG, P.C.

Exhibits to SEC Response Letter

Exhibit A – Diagram of Ownership
Exhibit B – Meagher Oil and Gas Properties, Inc. Revised December 2004 Pricing
Exhibit C – Meagher Oil and Gas Properties, Inc. Updated Production/Forecasts, Well Additions (New Drills) and Pricing Effective Dated September 1, 2005
Exhibit D – Meagher Oil and Gas Properties, Inc. Updated Production/Forecasts, Well Additions (New Drills) and Pricing Effective Dated January 1, 2006
Exhibit E – Liquidation Analyses
Exhibit F – Stratford Acknowledgment Letter

Organizational Chart



David H. Eaton and
Carol E. Eaton, Trustees

Gerald Colangelo and
Joan Colangelo, Trustees

The Eaton Family Trust

The Gerald and
Joan Colangelo Trust

Mel L. Shultz and
Beth Jane Shultz, Trustees

controlled by

controlled by

DCE Investments, LLC

Dale Jensen

KBKM Real Estate, LLC

The Mel L. Shultz and
Beth Jane Shultz
Revocable Trust

25%   25%   25%   25%

0.6%
(pre-merger)

JDMD Investments, LLC

29.7%
(pre-merger)

100%

Stratford Holdings Investment, L.L.C.

100%
(post-merger)

100%

Stratford American
Corporation

Stratford Acquisition, L.L.C.

EXHIBIT B

December 6th, 2004

Subject: **Revised December, 2004 Pricing**

BOk pricing is subject to change at any time. If the current strip is $0.50/MMBTU or $3.00/BBL below current BOk price, BOk price will change to current strip price.

Oil price starting December 1, 2004 is $41.85 / bbl NYMEX held flat through November 2005.
  starting December 1, 2005 is $40.13 / bbl NYMEX held flat through November 2006.
  starting December 1, 2006 is $38.91 / bbl NYMEX held flat through November 2007.
  starting December 1, 2007 is $37.98 / bbl NYMEX held flat through November 2008.

  Oil price beginning December 1, 2008 will be escalated 2% (or drop) to a cap of $30.00 NYMEX price.

Gas price starting December 1, 2004 is $6.53 /mmbtu NYMEX held flat through November 2005.
  starting December 1, 2005 is $6.34 / mmbtu NYMEX held flat through November 2006.
  starting December 1, 2006 is $5.99/ mmbtu NYMEX held flat through November 2007.
  starting December 1, 2007 is $5.67 / mmbtu NYMEX held flat through November 2008.

Gas price beginning December 1, 2008 will be escalated at 4% (or drop) to a cap of $4.50 NYMEX price.

The prices are all NYMEX prices and should be adjusted to reflect prices received at the wellhead.

Operating Expenses escalate at 3% per annum. The escalation starts immediately and runs for five years.

WORD/MOPRICE/DECEMBER2002

GRAND TOTAL
STRATFORD AMERICAN

DATE : 12/23/04
TIME : 22:10:08
DBS FILE : STRAT
SETUP FILE : STRAT
SEQ NUMBER : *****

R E S E R V E S A N D E C O N O M I C S

DISCOUNT DATE: 1/05

-END-	--GROSS PRODUCTION--		---NET PRODUCTION---		---PRICES---		--------- OPERATIONS M$ ---------					10.0%
MO-YR	OIL, MBBL	GAS, MMCF	OIL, MBBL	GAS, MMCF	OIL $/B	GAS $/M	NET OPER REVENUES	SEV + ADV TAXES	NET OPER EXPENSES	CAPITAL COSTS M$	CASH FLOW BTAX, M$	CUM. DISC BTAX, M$
12-05	1585.665	33738.760	8.410	262.697	41.32	2.033	881.702	66.883	150.178	.000	664.641	635.053
12-06	1430.979	30283.030	7.664	236.497	39.65	1.840	738.966	56.104	150.900	.000	531.962	1097.038
12-07	1293.042	27540.950	6.974	215.440	38.45	1.696	633.587	48.143	151.354	.000	434.091	1439.725
12-08	1131.567	25176.710	6.339	197.119	36.85	1.583	545.711	41.545	150.125	.000	354.041	1693.782
12-09	803.546	23035.560	5.378	180.473	36.14	1.497	464.490	35.547	133.486	.000	295.456	1886.518
12-10	561.630	21098.200	4.393	164.829	29.60	1.394	359.753	28.013	109.481	.000	222.259	2018.376
12-11	356.201	19348.510	3.710	150.739	29.75	1.247	298.285	23.325	95.772	.000	179.188	2114.962
12-12	216.394	17827.420	3.237	139.131	29.88	1.232	268.148	21.023	90.991	.000	156.134	2191.473
12-13	195.362	16423.220	2.964	128.195	29.90	1.213	244.090	19.151	89.607	.000	135.332	2251.765
12-14	175.392	15179.610	2.686	118.057	29.91	1.192	221.008	17.369	86.879	.000	116.760	2299.056
12-15	152.013	14051.990	2.401	109.169	29.92	1.182	200.900	15.819	85.039	.000	100.042	2335.895
12-16	128.075	13001.810	2.078	101.120	29.94	1.178	181.338	14.327	81.987	.000	85.024	2364.360
12-17	114.642	12036.030	1.883	93.368	29.96	1.163	165.043	13.053	80.646	.000	71.344	2386.077
12-18	103.266	11136.170	1.735	86.201	29.97	1.150	151.128	11.959	80.525	.000	58.644	2402.309
12-19	92.049	10303.570	1.541	79.498	29.96	1.133	136.232	10.809	78.335	.000	47.088	2414.160
S TOT	8339.822	290181.500	61.395	2262.533	34.90	1.480	5490.382	423.070	1615.305	.000	3452.007	2414.160
AFTER	456.296	24161.460	8.474	302.793	30.02	1.028	565.692	39.772	351.062	.000	174.859	2443.230
TOTAL	8796.118	314343.000	69.869	2565.326	34.30	1.426	6056.074	462.841	1966.366	.000	3626.866	2443.230

CUM. 108952.600 1276262.000
ULT. 117748.700 1590605.000

BTAX RATE OF RETURN (PCT)	100.00
BTAX PAYOUT YEARS	.00
BTAX PAYOUT YEARS (DISC)	.00
BTAX NET INCOME/INVEST	.00
BTAX NET INCOME/INVEST(DISC)	.00
INITIAL W.I. %	2.2507
FINAL W.I. %	3.7115
PRODUCTION START DATE	1/04
REPORT DATE	1/04
PLANT GROSS PROD (MU)	.000

NET OIL REVENUES (M$)	2396.756
NET GAS REVENUES (M$)	3659.318
TOTAL REVENUES (M$)	6056.074
PRODUCT LIFE (YEARS)	36.500
DISCOUNT RATE (PCT)	10.000
GROSS OIL WELLS	69.000
GROSS GAS WELLS	64.000
GROSS WELLS	******
INITIAL NET OIL %	.5294
FINAL NET OIL %	4.2772
INITIAL NET GAS %	.7741
FINAL NET GAS %	2.8975
PLANT NET PRODUCTION (MU)	.000

---------- PRESENT WORTH PROFILE ----------

DISC RATE	PW OF NET BTAX, M$	DISC RATE	PW OF NET BTAX, M$
.0	3626.866	30.0	1558.854
5.0	2906.366	40.0	1345.047
10.0	2443.230	50.0	1193.284
12.0	2301.438	60.0	1079.626
15.0	2121.182	70.0	991.096
20.0	1884.330	80.0	920.046
25.0	1702.701	90.0	861.659
		100.0	812.756

PLANT NET REVENUES (M$) .000

STRATFORD AMERICAN
ECONOMICS AND RESERVES EVALUATION
EFFECTIVE DATE: 1/1/05

DATE: 12/23/04
TIME: 22:17:04
PAGE: 1

R E S E R V E   A N D   E C O N O M I C   S U M M A R Y

LEASE NAME	AS OF DATE M/Y--	WORKING INT (DEC)	NET INT (DEC)	OIL EUR MB-----	GAS EUR MMF----	GROSS REM OIL MB------	GROSS REM GAS MMF-----	NET OIL MB------	NET GAS MMF-----	REVENUE TO INT. M$-------	OPER. EXPENSE M$------	TOTAL INVEST. M$------	BFIT NET INCOME M$-------	10% DISC NET INC M$-------	15% DISC NET INC M$-------
ALISON 1-4	1/05	0.02139	0.01707	342.3	0.0	143.61	0.0	2.45	0.0	76.50	43.2	0.0	33.32	21.34	18.10
ALLAR 1	1/05	0.01831	0.01488	1312.3	0.0	140.58	0.0	2.09	0.0	67.86	19.0	0.0	48.86	32.97	28.44
ALLAR 2	1/05	0.01831	0.01488	664.1	0.0	17.38	0.0	0.26	0.0	9.52	4.5	0.0	5.03	4.27	3.98
ANDERSON 1-18	1/05	0.04888	0.04277	270.8	3046.9	62.53	430.5	2.68	18.4	154.35	44.7	0.0	109.66	47.46	37.15
ANDERSON 2	1/05	0.00414	0.00313	243.4	0.0	37.53	0.0	0.12	0.0	3.73	2.2	0.0	1.52	1.06	0.92
BENSON 1XT-21	1/05	0.00000	0.00092	0.0	1597.4	0.00	149.7	0.00	0.1	0.78	0.0	0.0	0.78	0.72	0.69
BLACKWOLF 3-28	1/05	0.00992	0.00759	5.1	1066.8	0.76	355.7	0.01	2.7	13.98	2.1	0.0	11.84	10.01	9.32
BLACKWOLF 4-28	1/05	0.00992	0.00759	2.5	597.6	0.36	264.8	0.00	2.0	10.76	2.3	0.0	8.47	7.02	6.48
BLANSIT	1/05	0.04888	0.04170	0.0	1371.1	0.00	360.3	0.00	15.0	72.02	14.8	0.0	57.26	41.07	36.16
BLANSIT 1	1/05	0.04888	0.04170	0.0	2083.8	0.00	114.5	0.00	4.8	22.45	13.9	0.0	8.54	6.83	6.21
BLANSIT A-1	1/05	0.03907	0.03419	144.5	494.8	0.36	4.9	0.01	0.2	0.72	0.7	0.0	0.04	0.04	0.04
BLANSIT A-4	1/05	0.00000	0.00410	39.3	666.1	2.98	126.9	0.01	0.5	2.57	0.0	0.0	2.57	1.68	1.43
BLANSIT A-5	1/05	0.00000	0.00410	108.4	1263.0	10.44	236.9	0.04	1.0	5.19	0.0	0.0	5.19	3.16	2.65
BLANTON 7-9	1/05	0.02655	0.01935	11.1	2282.2	1.02	918.9	0.02	17.8	82.01	14.4	0.0	67.59	51.24	45.88
BRADFORD 1	1/05	0.00000	0.00031	183.5	257.1	36.50	88.0	0.01	0.0	0.45	0.0	0.0	0.44	0.25	0.21
BROTHERS 1-20	1/05	0.00480	0.00333	0.0	15020.9	0.00	2340.3	0.00	7.8	42.68	5.0	0.0	37.71	32.48	30.47
BVW	1/05	0.06250	0.05033	66.8	497.6	0.75	57.2	0.04	2.9	14.85	6.8	0.0	8.07	6.78	6.29
C L O 3-36	1/05	0.05881	0.04539	6.8	410.6	2.57	141.4	0.12	6.4	34.72	22.1	0.0	12.62	10.97	10.32
CAMPBELL 1	1/05	0.03907	0.02930	96.3	313.0	9.41	32.7	0.28	1.0	12.99	7.5	0.0	5.54	4.43	4.03
CAMPBELL 2	1/05	0.03907	0.02930	62.1	215.6	2.46	6.7	0.07	0.2	3.56	2.7	0.0	0.82	0.74	0.71
CAROLYN 1	1/05	0.00414	0.00310	1131.7	51.6	55.65	9.8	0.17	0.0	6.50	2.5	0.0	4.01	3.45	3.24
CITY OF ENID 1-17	1/05	0.04888	0.04170	0.0	4431.5	0.00	328.4	0.00	13.7	60.85	13.0	0.0	47.84	37.85	34.45
CLAYTON (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
CLAYTON 8-9	1/05	0.02714	0.01980	12.4	1963.3	1.29	699.6	0.03	13.9	63.10	5.9	0.0	57.22	42.66	38.13
CMI (SEABERRY) UNIT	1/05	0.03849	0.02887	186.2	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
CRUMP ESTATE A1	1/05	0.00764	0.00620	147.8	485.1	8.56	44.6	0.05	0.3	3.06	1.9	0.0	1.12	0.93	0.86
CRUMP ESTATE A2 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
CRUMP ESTATE A3 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
CRUMP ESTATE A4	1/05	0.00764	0.00620	126.6	0.0	13.19	0.0	0.08	0.0	2.55	1.5	0.0	1.10	0.87	0.79
CRUMP ESTATE A5	1/05	0.00764	0.00620	57.1	0.0	8.29	0.0	0.05	0.0	1.69	1.0	0.0	0.68	0.57	0.52
CRUMP ESTATE A6	1/05	0.00764	0.00620	80.9	31.4	20.40	9.0	0.13	0.1	4.22	2.0	0.0	2.25	1.71	1.52
CRUMP ESTATE A7	1/05	0.00764	0.00620	67.1	0.0	7.68	0.0	0.05	0.0	1.58	0.9	0.0	0.65	0.54	0.50
CRUMP ESTATE A8	1/05	0.00764	0.00620	52.2	0.0	17.84	0.0	0.11	0.0	3.32	1.8	0.0	1.53	1.14	1.01
CRUMP ESTATE A9	1/05	0.00764	0.00620	10.0	0.0	4.92	0.0	0.03	0.0	1.05	0.6	0.0	0.41	0.35	0.32
CRUMP ESTATE B1	1/05	0.00963	0.00780	123.0	133.3	23.22	10.7	0.18	0.1	6.19	3.1	0.0	3.11	2.18	1.89

1

STRATFORD AMERICAN
ECONOMICS AND RESERVES EVALUATION
EFFECTIVE DATE: 1/1/05

DATE: 12/23/04
TIME: 22:17:04
PAGE: 2

R E S E R V E   A N D   E C O N O M I C   S U M M A R Y

LEASE NAME	AS OF DATE M/Y--	WORKING INT (DEC)	NET INT (DEC)	OIL EUR MB-----	GAS EUR MMF----	GROSS REM OIL MB------	GROSS REM GAS MMF-----	NET OIL MB------	NET GAS MMF-----	REVENUE TO INT. M$-------	OPER. EXPENSE M$------	TOTAL INVEST. M$------	BFIT NET INCOME M$-------	10% DISC NET INC M$-------	15% DISC NET INC M$-------
CRUMP ESTATE B2	1/05	0.00963	0.00780	77.3	60.5	12.13	6.2	0.10	0.0	3.36	2.0	0.0	1.40	1.07	0.96
CRUMP ESTATE B3	1/05	0.00963	0.00780	85.9	79.1	1.67	4.0	0.01	0.0	0.68	0.5	0.0	0.19	0.17	0.16
CRUMP ESTATE B4	1/05	0.00963	0.00780	74.4	88.5	11.86	13.5	0.09	0.1	3.36	1.9	0.0	1.44	1.11	1.00
CRUMP ESTATE C1	1/05	0.01786	0.01378	142.0	118.7	15.70	14.4	0.22	0.2	7.54	4.0	0.0	3.57	2.70	2.41
CRUMP ESTATE C2	1/05	0.01786	0.01378	39.1	0.0	8.86	0.0	0.12	0.0	3.89	2.4	0.0	1.47	1.19	1.09
CYNTHIA 3-21	1/05	0.01016	0.00827	0.0	229.4	0.00	27.7	0.00	0.2	1.37	0.4	0.0	0.99	0.96	0.95
DANIELS 1-26	1/05	0.02500	0.02188	0.0	3295.5	0.00	1345.1	0.00	29.4	137.00	29.6	0.0	107.45	53.30	42.95
DERN 1-20	1/05	0.00000	0.00170	0.0	1008.4	0.00	135.6	0.00	0.2	1.06	0.0	0.0	1.06	0.67	0.56
EARNEST A1	1/05	0.06642	0.04981	795.4	0.0	209.70	0.0	10.45	0.0	336.74	132.2	0.0	204.54	140.28	121.46
EAST COLUMBIA OSWEGO LIME	1/05	0.00443	0.00387	209.2	311.5	19.37	66.6	0.08	0.3	3.26	2.0	0.0	1.29	1.04	0.95
EHRLICH 1-20	1/05	0.02713	0.02205	11.0	432.8	0.14	32.8	0.00	0.7	3.25	2.2	0.0	1.05	0.89	0.82
EXCHANGE 1	1/05	0.01831	0.01449	1073.6	0.0	160.64	0.0	2.33	0.0	78.30	36.4	0.0	41.92	32.43	29.16
FRED 3-1	1/05	0.00000	0.00183	0.0	608.7	0.00	16.1	0.00	0.0	0.15	0.0	0.0	0.15	0.13	0.12
GOEHRING 1-2	1/05	0.00000	0.00326	9.5	1998.2	0.32	90.0	0.00	0.3	1.44	0.0	0.0	1.44	1.10	0.99
GOMPF 1-30	1/05	0.07815	0.06838	12.0	663.3	1.31	141.4	0.09	9.7	41.40	20.7	0.0	20.75	14.17	12.25
GRACE MARY 3-33	1/05	0.01707	0.01371	10.0	1739.2	0.09	348.0	0.00	4.8	22.69	6.4	0.0	16.26	10.72	9.19
HALL GT 1 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
HALL GT 2	1/05	0.01831	0.01449	855.1	0.0	115.73	0.0	1.68	0.0	54.71	25.0	0.0	29.73	21.47	18.86
HALLUM 2-4	1/05	0.02500	0.01875	0.0	185.0	0.00	70.9	0.00	1.3	7.06	2.9	0.0	4.20	3.58	3.34
HARRILL 1-28	1/05	0.02005	0.01621	0.0	910.9	0.00	327.4	0.00	5.3	23.40	7.2	0.0	16.24	8.35	6.76
HARRILL C-1-28	1/05	0.00000	0.00204	9.9	634.7	0.69	220.3	0.00	0.4	1.80	0.0	0.0	1.80	1.01	0.82
HEADLEE DEVONIAN UNIT	1/05	0.00163	0.00142	41.9	702184.7	15.80	131743.1	0.02	187.6	799.55	295.6	0.0	503.99	352.64	307.12
HEADLEE UNIT GAS PLANT	1/05	0.01600	0.01400	25.1	717826.5	0.00	147384.8	0.00	2063.4	1145.18	387.4	0.0	757.74	466.77	390.15
HEFFEL 1	1/05	0.00000	0.00326	16.8	2240.6	1.13	224.8	0.00	0.7	3.20	0.0	0.0	3.20	2.08	1.77
HINKLE 1-28	1/05	0.00096	0.00074	0.0	1980.3	0.00	175.2	0.00	0.1	0.53	0.2	0.0	0.35	0.28	0.26
HINKLE 2-28	1/05	0.00096	0.00074	0.0	7947.9	0.00	2882.8	0.00	2.1	10.45	0.7	0.0	9.72	8.10	7.51
HIRST UNIT (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
HUGHES 1-28	1/05	0.01984	0.01464	0.0	624.6	0.00	53.4	0.00	0.8	4.12	2.5	0.0	1.62	1.34	1.24
HUGHES 2-28	1/05	0.01984	0.01464	0.0	757.8	0.00	176.4	0.00	2.6	14.12	2.8	0.0	11.31	9.81	9.23
IRWIN 1-31	1/05	0.00837	0.00630	0.0	105.9	0.00	45.8	0.00	0.3	1.51	0.9	0.0	0.60	0.52	0.49
JV-P FUHRMAN -C- 02	1/05	0.06715	0.04862	70.6	140.0	6.11	5.3	0.30	0.3	12.17	7.1	0.0	5.08	4.26	3.95
JV-P FUHRMAN -C- 03	1/05	0.06715	0.04862	66.3	140.7	3.98	10.5	0.19	0.5	9.94	6.3	0.0	3.66	3.15	2.95
JV-P FUHRMAN -C- 05	1/05	0.06715	0.04862	51.1	103.0	5.93	3.7	0.29	0.2	11.46	7.0	0.0	4.50	3.78	3.50
JV-P FUHRMAN -C- 06	1/05	0.06715	0.04862	69.0	149.6	16.09	30.0	0.78	1.5	32.54	16.8	0.0	15.78	11.79	10.48
JV-P FUHRMAN -C- 07	1/05	0.06715	0.04862	59.2	113.4	4.47	4.2	0.22	0.2	9.20	5.9	0.0	3.27	2.85	2.69

STRATFORD AMERICAN
ECONOMICS AND RESERVES EVALUATION
EFFECTIVE DATE: 1/1/05

DATE: 12/23/04
TIME: 22:17:04
PAGE: 3

R E S E R V E   A N D   E C O N O M I C   S U M M A R Y

LEASE NAME	AS OF DATE M/Y--	WORKING INT (DEC)	NET INT (DEC)	OIL EUR MB-----	GAS EUR MMF----	GROSS REM OIL MB------	GROSS REM GAS MMF-----	NET OIL MB------	NET GAS MMF-----	REVENUE TO INT. M$-------	OPER. EXPENSE M$------	TOTAL INVEST. M$------	BFIT NET INCOME M$-------	10% DISC NET INC M$-------	15% DISC NET INC M$-------
JV-P FUHRMAN -C- 08W (INA		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
JV-P FUHRMAN -C- 09	1/05	0.06715	0.04862	120.5	246.7	30.93	96.6	1.50	4.7	69.02	29.2	0.0	39.87	26.22	22.43
JV-P FUHRMAN -C- 1 8802	1/05	0.06715	0.04862	36.3	127.3	0.38	2.3	0.02	0.1	1.39	1.1	0.0	0.31	0.30	0.30
JV-P FUHRMAN -C- 10	1/05	0.06715	0.04862	117.4	194.1	21.49	27.1	1.05	1.3	42.29	14.7	0.0	27.56	21.73	19.69
JV-P FUHRMAN -C- 11	1/05	0.06715	0.04862	29.0	68.6	0.29	0.3	0.01	0.0	0.64	0.6	0.0	0.06	0.06	0.06
JV-P FUHRMAN -C- 12	1/05	0.06715	0.04862	110.7	187.1	13.71	24.0	0.67	1.2	29.17	11.5	0.0	17.69	14.39	13.18
JV-P FUHRMAN -C- 13	1/05	0.06715	0.04862	80.0	158.2	1.84	0.9	0.09	0.0	3.71	2.8	0.0	0.91	0.86	0.83
JV-P FUHRMAN -C- 14	1/05	0.06715	0.04862	74.6	165.5	1.52	1.2	0.07	0.1	3.22	2.4	0.0	0.83	0.78	0.76
JV-P FUHRMAN -C- 15	1/05	0.06715	0.04862	33.1	76.8	0.10	0.0	0.01	0.0	0.20	0.2	0.0	0.01	0.01	0.01
KATHRYN 1	1/05	0.01831	0.01362	940.9	0.0	272.76	0.0	3.72	0.0	115.48	35.1	0.0	80.40	44.87	36.88
KATHRYN 3	1/05	0.01831	0.01362	396.3	0.0	160.28	0.0	2.18	0.0	69.22	16.7	0.0	52.49	31.71	26.58
LAGAN	1/05	0.07814	0.06794	42.3	421.6	1.35	40.3	0.09	2.7	14.93	11.2	0.0	3.68	3.25	3.08
LAMESA FARMS 1 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
LAMESA FARMS 2	1/05	0.02735	0.02051	699.3	0.0	242.31	0.0	4.97	0.0	153.07	55.0	0.0	98.08	51.10	41.34
LAMESA NORTH WATERFLOOD U	1/05	0.04178	0.04395	603.2	0.0	13.46	0.0	0.59	0.0	22.47	16.3	0.0	6.15	5.53	5.27
LAMLE A #1-2 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
LEIGHTY	1/05	0.03590	0.02893	0.0	2432.5	0.00	178.0	0.00	5.2	25.16	13.6	0.0	11.58	8.61	7.64
LEO 1-17	1/05	0.06087	0.06076	0.0	2638.8	0.00	117.3	0.00	7.1	33.67	10.9	0.0	22.80	18.25	16.62
LEWIS B2 (TP)	1/05	0.03176	0.02408	18.0	2998.8	3.14	1604.1	0.08	38.6	162.26	40.5	0.0	121.71	83.32	72.24
LEWIS B4 (CV)	1/05	0.01582	0.01188	0.0	1094.2	0.00	554.4	0.00	6.6	30.49	4.3	0.0	26.16	23.06	21.85
LILLY 1-28	1/05	0.00000	0.00063	0.0	1152.4	0.00	197.2	0.00	0.1	0.49	0.0	0.0	0.49	0.31	0.26
LILLY 2-28	1/05	0.00000	0.00063	0.0	162.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
LLOYD 14-1	1/05	0.05861	0.04396	178.0	120.7	12.92	10.4	0.57	0.5	23.01	14.7	0.0	8.32	7.10	6.63
LYNN 1-3	1/05	0.00000	0.00068	0.0	1753.5	0.00	239.5	0.00	0.2	0.80	0.0	0.0	0.80	0.51	0.43
MAJORS LEE 1-35	1/05	0.00000	0.00246	21.8	841.9	0.43	201.0	0.00	0.5	1.96	0.0	0.0	1.96	1.19	1.00
MARY ANN 1	1/05	0.01831	0.01449	1555.2	0.0	320.76	0.0	4.65	0.0	146.71	37.5	0.0	109.25	64.97	54.25
MARY ANN 2	1/05	0.01831	0.01449	1044.3	0.0	210.35	0.0	3.05	0.0	96.20	31.2	0.0	65.02	39.91	33.53
MARY B 1-3	1/05	0.01869	0.01383	39.4	1371.7	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
MEADOWLAKE 1-24	1/05	0.03188	0.02790	0.0	2058.9	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
MEADOWLAKE 2-24	1/05	0.00000	0.00462	0.0	475.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
MEIER 1-30 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
MENNONITE 2-31	1/05	0.00837	0.00627	9.5	1617.1	0.69	475.0	0.00	3.0	13.49	4.3	0.0	9.24	6.47	5.64
MENNONITE 3-31	1/05	0.00971	0.00772	16.1	1458.2	2.10	331.2	0.02	2.6	12.67	2.7	0.0	10.00	8.07	7.37
MENNONITE 4-31	1/05	0.00837	0.00630	14.4	1697.7	1.77	358.4	0.01	2.3	13.06	2.0	0.0	11.02	9.76	9.25
MERCHANT UNIT	1/05	0.00036	0.00075	18746.9	38972.1	962.83	12134.5	0.72	9.1	78.59	22.8	0.0	55.80	39.86	34.99

3

STRATFORD AMERICAN
ECONOMICS AND RESERVES EVALUATION
EFFECTIVE DATE: 1/1/05

DATE: 12/23/04
TIME: 22:17:04
PAGE: 4

R E S E R V E   A N D   E C O N O M I C   S U M M A R Y

LEASE NAME	AS OF DATE M/Y--	WORKING INT (DEC)	NET INT (DEC)	OIL EUR MB-----	GAS EUR MMF----	GROSS REM OIL MB------	GROSS REM GAS MMF-----	NET OIL MB------	NET GAS MMF-----	REVENUE TO INT. M$-------	OPER. EXPENSE M$------	TOTAL INVEST. M$------	BFIT NET INCOME M$-------	10% DISC NET INC M$-------	15% DISC NET INC M$-------
MITCHELL 1-19	1/05	0.01297	0.01367	20.9	1313.4	0.05	6.3	0.00	0.1	0.12	0.1	0.0	0.00	0.00	0.00
MITCHELL 2-19 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
MITCHELL 3-19	1/05	0.01297	0.01367	64.0	791.3	3.04	69.5	0.04	1.0	2.35	1.5	0.0	0.90	0.74	0.69
NAIL 1-1 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
NEUMAN 1-27	1/05	0.01500	0.01313	0.0	1179.6	0.00	391.1	0.00	5.1	24.64	8.2	0.0	16.44	10.23	8.63
NEWELL A1	1/05	0.00854	0.00630	12.3	1469.8	4.11	500.1	0.03	3.2	14.42	5.1	0.0	9.35	6.68	5.85
NEWELL A2	1/05	0.00854	0.00630	0.0	456.7	0.00	87.0	0.00	0.5	2.68	1.6	0.0	1.10	0.95	0.90
NEWELL A3	1/05	0.00854	0.00630	3.8	510.1	0.55	66.8	0.00	0.4	2.26	1.2	0.0	1.08	0.97	0.92
NEWELL A4C	1/05	0.00854	0.00630	23.4	1727.1	0.58	146.2	0.00	0.9	4.96	1.0	0.0	3.95	3.65	3.52
NEWELL A5	1/05	0.00854	0.00630	0.0	159.5	0.00	11.7	0.00	0.1	0.40	0.3	0.0	0.11	0.10	0.10
NORTHWEST FLATS UNIT	1/05	0.01031	0.00727	4143.7	0.0	124.75	0.0	0.91	0.0	32.72	24.0	0.0	8.67	7.56	7.11
OBERST 1-20	1/05	0.00271	0.00221	7.5	310.1	0.27	37.2	0.00	0.1	0.45	0.3	0.0	0.14	0.12	0.11
OLSEN 2-16	1/05	0.05000	0.03870	4.1	0.0	2.00	0.0	0.08	0.0	2.91	2.4	0.0	0.53	0.49	0.47
PATZKOWSKI 1-33	1/05	0.00000	0.00042	22.7	1978.2	0.69	174.3	0.00	0.1	0.32	0.0	0.0	0.32	0.21	0.18
PLAINS UNIT	1/05	0.00241	0.00196	19475.7	6351.2	2122.40	736.8	4.15	1.4	148.34	93.1	0.0	55.21	45.70	42.10
PUTNAM	1/05	0.06715	0.05557	129.4	0.0	3.67	0.0	0.20	0.0	6.64	4.3	0.0	2.35	1.90	1.73
READ VERNA 1	1/05	0.03907	0.02930	426.4	0.0	23.99	0.0	0.70	0.0	24.33	12.1	0.0	12.27	9.80	8.91
REEVES UNIT	1/05	0.00087	0.00071	29819.5	10514.0	1224.94	519.3	0.87	0.4	32.02	22.5	0.0	9.53	8.51	8.10
RINGO 9-9	1/05	0.02771	0.01981	19.1	2677.9	4.43	995.9	0.09	19.7	101.06	12.1	0.0	88.99	68.08	61.38
ROSS 2-21	1/05	0.02320	0.01578	0.0	1407.8	0.00	123.2	0.00	1.9	11.27	3.0	0.0	8.22	7.63	7.38
SANFORD 1-28	1/05	0.02189	0.01760	0.0	605.8	0.00	297.9	0.00	3.2	21.11	5.9	0.0	15.24	9.12	7.63
SCHAEFER 2	1/05	0.00000	0.00249	12.8	464.5	4.86	248.0	0.01	0.6	2.91	0.0	0.0	2.91	1.75	1.46
SMITH-BALL -A- 1	1/05	0.01781	0.01411	330.3	0.0	27.89	0.0	0.39	0.0	13.27	7.2	0.0	6.05	4.74	4.28
SMITH-BALL COMMUNITY 2	1/05	0.01831	0.01449	281.0	0.0	47.72	0.0	0.69	0.0	22.88	11.2	0.0	11.68	8.79	7.83
STALEY-MANGOLD UNIT	1/05	0.01329	0.01015	11575.8	0.0	221.86	0.0	2.25	0.0	85.78	61.6	0.0	24.23	21.18	19.96
STATE UNIT (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
SWANSON 3	1/05	0.05843	0.04207	0.0	4337.0	0.00	82.2	0.00	3.5	15.68	8.5	0.0	7.16	6.03	5.60
SYCAMORE UNIT	1/05	0.00079	0.00060	11002.8	5140.4	970.76	466.2	0.58	0.3	22.22	13.1	0.0	9.15	7.89	7.39
TACKER 1A (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
TAYLOR ELIZABETH -A- 1	1/05	0.02170	0.01757	358.3	0.0	98.96	0.0	1.74	0.0	54.85	17.8	0.0	37.02	22.66	19.02
THOMAS FARMS 1	1/05	0.05861	0.04395	180.4	112.4	33.06	22.9	1.45	1.0	51.25	23.2	0.0	28.04	20.09	17.61
THOMPSON PAT K 1	1/05	0.01831	0.01488	985.9	0.0	120.16	0.0	1.79	0.0	57.07	18.7	0.0	38.34	24.78	21.10
THOMPSON PAT K 2 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
THOMPSON PAT K 3 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
UNIVERSITY -A- -KO- 2	1/05	0.00488	0.00414	630.4	99.9	22.53	11.8	0.09	0.0	3.58	1.8	0.0	1.78	1.55	1.46

STRATFORD AMERICAN
ECONOMICS AND RESERVES EVALUATION
EFFECTIVE DATE: 1/1/05

DATE: 12/23/04
TIME: 22:17:04
PAGE: 5

R E S E R V E A N D E C O N O M I C S U M M A R Y

LEASE NAME	AS OF DATE M/Y--	WORKING INT (DEC)	NET INT (DEC)	OIL EUR MB-----	GAS EUR MMF----	GROSS REM OIL MB------	GROSS REM GAS MMF-----	NET OIL MB------	NET GAS MMF-----	REVENUE TO INT. M$--------	OPER. EXPENSE M$------	TOTAL INVEST. M$------	BFIT NET INCOME M$-------	10% DISC NET INC M$-------	15% DISC NET INC M$-------
UNIVERSITY -A- -KO- 3	1/05	0.00488	0.00414	152.7	32.8	84.05	22.9	0.35	0.1	12.02	4.1	0.0	7.93	6.23	5.64
UNIVERSITY -I-	1/05	0.00977	0.00801	1530.1	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
UNIVERSITY -J- (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
UNIVERSITY -L- 1	1/05	0.00977	0.00801	303.6	96.0	7.32	3.9	0.06	0.0	2.39	1.6	0.0	0.81	0.76	0.74
VOGLER 1	1/05	0.04959	0.03719	194.3	0.0	55.06	0.0	2.05	0.0	66.43	25.5	0.0	40.92	27.04	23.15
WAGNER 1-17	1/05	0.04888	0.04170	94.3	1064.5	7.51	253.6	0.31	10.6	65.45	10.5	0.0	54.91	42.16	38.01
WATTS 1-4	1/05	0.02500	0.00850	0.0	343.4	0.00	143.1	0.00	1.2	6.47	3.5	0.0	3.01	2.61	2.45
WEBER 1-3 (INA)		0.00000	0.00000	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.0	0.00	0.00	0.00
WILLIAMS PEELER A 1	1/05	0.01831	0.01488	778.9	0.0	4.05	0.0	0.06	0.0	2.37	1.9	0.0	0.44	0.42	0.41
WILLIAMS PEELER A 2	1/05	0.01831	0.01488	879.8	0.0	57.44	0.0	0.86	0.0	28.22	15.8	0.0	12.45	9.46	8.45
GRAND TOTAL						8796.12	314343.0	69.87	2565.3	5681.30	2054.4	0.0	3626.86	2443.23	2121.18

EXHIBIT C

Stratford American Corporation

Non-Operated Properties
Arkansas
Kansas
Oklahoma
Texas

Updated Production / Forecasts
Updated Well Additions (New Drills)
Updated Pricing
Effective Date September 1st, 2005

Meagher Oil and Gas Properties, Inc.

Engineering Assumptions
Stratford American Corporation

Effective Date
September 1st, 2005

Production History, Forecasts, EURs
Company along with State data was used in this evaluation. Each forecast was dictated by historical production.

Gas Pricing
As of August 22nd, 2005 the NYMEX price, on an average yearly basis, was used. Prices for the remainder of 2005 averaged $9.87 / MMBTU. NYMEX strip data was used for the remaining out years to 2008 and then the price was held fixed for life at $8.73 / MMBTU. On wells with gas sales a basis differential was used to adjust NYMEX pricing back to the wellhead.

Oil Pricing
As of August 22nd, 2005 the NYMEX price, on an average yearly basis, was used. Prices for the remainder of 2005 averaged $67.35. NYMEX strip data was used for the remaining out years to 2008 and then the price was held fixed for life at $61.16/BBL. A basis differential was used to adjust NYMEX pricing back to the wellhead.

Lease Operating Expenses
Taxes & Direct operating expense data was determined by a review of the LOS statements provided by Stratford American. The direct operating expense was escalated by 3% per year.

Aries windows database can be provided.

NYMEX Pricing - as of 08/22/2005

Year	Gas	Oil
2005	9.87	67.35
2006	9.19	66.78
2007	9.05	63.14
2008	8.73	61.16

Oil held fixed at $61.16 / BBL for remaining life
Gas held fixed at $8.73 / MMBTU for remaining life

Meagher Oil and Gas Properties, Inc.


Oil
Stratford American Corporation
All Proved Categories
Water-bbl/mo
Gas-mcf/mo
Oil-bbl/mo
1e+08 1e+06 1e+06
1e+07 100000 100000
1e+06 10000 10000
100000 1000 1000
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
Year
Oil-bbl/mo
Qual= DEFAULT
Ref= 7/2005
Cum= 119765317
Rem= 18913029
EUR= 138678345
Yrs= 98.999
Qref= 151308.2
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0
Gas-mcf/mo
Qual= DEFAULT
Ref= 7/2005
Cum= 730797947
Rem= 206220434
EUR= 937018382
Yrs= 99.915
Qref= 1817762.8
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0
Water-bbl/mo
Qual= Water - 1
Ref= 7/2005
Cum= 0
Rem= 0
EUR= 0
Yrs= 0.000
Qref= 0.0
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0

Stratford American Corporation

All Proved Categories

R E S E R V E S A N D E C O N O M I C S

AS OF DATE: 09/2005

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ---MMCF---	NET OIL PRODUCTION ---MBBLS---	NET GAS PRODUCTION ---MMCF---	NET OIL PRICE ---$/BBL---	NET GAS PRICE ---$/MCF---	NET OIL SALES ---M$---	NET GAS SALES ---M$---	TOTAL NET SALES ---M$---
08-2006	1691.527	30788.072	10.200	257.296	65.854	3.760	671.697	967.441	1639.138
08-2007	1512.019	26436.025	9.060	215.473	63.996	3.097	579.791	667.370	1247.161
08-2008	1362.004	23376.311	8.203	187.458	61.541	2.644	504.800	495.567	1000.367
08-2009	1232.759	21017.537	7.486	166.754	60.800	2.412	455.178	402.241	857.419
08-2010	1119.400	19078.906	6.845	149.679	60.796	2.267	416.149	339.349	755.498
08-2011	1018.770	17415.568	6.283	135.860	60.792	2.177	381.976	295.778	677.754
08-2012	915.685	15982.542	5.784	124.350	60.793	2.116	351.603	263.119	614.722
S TOT	8852.165	154094.969	53.861	1236.870	62.405	2.774	3361.194	3430.865	6792.059
AFTER	4235.107	111690.977	42.597	871.444	60.839	2.088	2591.541	1819.377	4410.917
TOTAL	13087.271	265785.938	96.458	2108.314	61.713	2.490	5952.734	5250.242	11202.975

--END-- MO-YEAR	AD VALOREM TAX ---M$---	PRODUCTION TAX ---M$---	DIRECT OPER EXPENSE ---M$---	INTEREST PAID ---M$---	CAPITAL REPAYMENT ---M$---	EQUITY INVESTMENT ---M$---	FUTURE NET CASHFLOW ---M$---	CUMULATIVE CASHFLOW ---M$---	CUM. DISC. CASHFLOW ---M$---
08-2006	0.000	102.126	162.759	0.000	0.000	0.000	1374.253	1374.253	1314.086
08-2007	0.000	75.701	163.836	0.000	0.000	0.000	1007.624	2381.877	2190.035
08-2008	0.000	59.571	167.847	0.000	0.000	0.000	772.949	3154.826	2800.599
08-2009	0.000	50.393	171.057	0.000	0.000	0.000	635.969	3790.795	3256.942
08-2010	0.000	43.946	170.352	0.000	0.000	0.000	541.201	4331.995	3609.938
08-2011	0.000	39.125	170.498	0.000	0.000	0.000	468.131	4800.126	3887.497
08-2012	0.000	35.295	171.930	0.000	0.000	0.000	407.497	5207.623	4107.136
S TOT	0.000	406.157	1178.280	0.000	0.000	0.000	5207.623	5207.623	4107.136
AFTER	0.000	244.253	1799.939	0.000	0.000	0.000	2366.727	7574.349	4894.826
TOTAL	0.000	650.410	2978.219	0.000	0.000	0.000	7574.349	7574.349	4894.826

	OIL	GAS
GROSS WELLS	74.0	75.0
GROSS ULT., MB & MMF	126537.289	1559997.625
GROSS CUM., MB & MMF	113450.016	1294211.875
GROSS RES., MB & MMF	13087.271	265785.906
NET RES., MB & MMF	96.458	2108.314
NET REVENUE, M$	5952.736	5250.242
INITIAL PRICE, $	19.130	5.595
INITIAL N.I., PCT.	0.500	0.888

LIFE, YRS.	41.50
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	0.781

P.W. %	P.W., M$
5.00	5911.296
10.00	4894.826
15.00	4211.946
20.00	3722.134
25.00	3353.554
30.00	3065.868
40.00	2644.813
60.00	2131.569
80.00	1826.567
100.00	1622.154

Meagher Oil & Gas Properties, Inc.

EXHIBIT   D

CONFIDENTIAL

Stratford American Corporation

Non-Operated Properties
Arkansas
Kansas
Oklahoma
Texas

Updated Production / Forecasts
Updated Well Additions (New Drills)
Updated Pricing
Effective Date January 1st, 2006

Engineering Assumptions
Stratford American Corporation

Effective Date
January 1st, 2006

Production History, Forecasts, EURs
Company along with State data was used in this evaluation. Each forecast was dictated by historical production.

Gas Pricing
As of January 13th, 2006 the NYMEX price, on an average yearly basis, was used. Prices for the remainder of 2006 average $9.24 / MMBTU. NYMEX strip data was used for the remaining out years to 2008 and then the price was held fixed for life at $9.23 / MMBTU. On wells with gas sales a basis differential was used to adjust NYMEX pricing back to the wellhead.

Oil Pricing
As of January 13th, 2006 the NYMEX price, on an average yearly basis, was used. Prices for the remainder of 2006 averaged $65.82. NYMEX strip data was used for the remaining out years to 2008 and then the price was held fixed for life at $65.42/BBL. A basis differential was used to adjust NYMEX pricing back to the wellhead.

Lease Operating Expenses
Taxes & Direct operating expense data was determined by a review of the LOS statements for the period of January 2005 through September 2005 as provided by Stratford American. The direct operating expense was escalated by 3% per year for 3 years and then held fixed for life.

Aries windows database can be provided.

NYMEX Pricing - as of 01/13/2006

Year	Gas	Oil
2006	9.24	65.82
2007	9.64	66.68
2008	9.23	65.42

Oil held fixed at $65.42 / BBL for remaining life
Gas held fixed at $9.23 / MMBTU for remaining life

Net Reserve / Discounted Cash Flow Summary

Category	Net Oil Remaining (BBLS)	Net Gas Remaining (MCF)	Net Investment $	PV10 $
PDP	86,846	1,896,585	$ 0	$ 4,283,266
PUD	-	-	$ 0	$ 0
PROVED TOTAL	86,846	1,896,585	$ 0	$ 4,283,266

Meagher Oil and Gas Properties, Inc.


Stratford American Corporation
Proved Developed Producing
Gas
Water-bbl/mo
Gas-mcf/mo
Oil-bbl/mo
1e+08
1e+06
1e+06
1e+07
100000
100000
1e+06
10000
10000
200000
2000
2000
1970
1980
1990
2000
2010
Year

Oil-bbl/mo
Qual= DEFAULT
Ref= 10/2005
Cum= 111631483
Rem= 20105603
EUR= 131737086
Yrs= 99.830
Qref= 160246.4
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0

Gas-mcf/mo
Qual= DEFAULT
Ref= 10/2005
Cum= 727527362
Rem= 322663501
EUR=1050190863
Yrs= 100.082
Qref= 2680755.9
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0

Water-bbl/mo
Qual= Water - 1
Ref= 10/2005
Cum= 0
Rem= 0
EUR= 0
Yrs= 0.000
Qref= 0.0
De= 0.000000
Dmin= 0.000
b= 0.000000
Qab= 0.0

Stratford American Corporation

Stratford American Corporation
Proved Developed Producing

DATE : 01/17/2006
TIME : 14:04:33
DBS : STRATNEW
SETTINGS : SETDATA
SCENARIO : DEFAULT

RESERVES AND ECONOMICS

AS OF DATE: 01/2006

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ----MMCF---	NET OIL PRODUCTION ---MBBLS---	NET GAS PRODUCTION ----MMCF---	NET OIL PRICE ---$/BBL---	NET GAS PRICE ---$/MCF---	NET OIL SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-2006	1670.516	28135.629	9.073	233.744	65.469	3.805	594.015	889.418	1483.433
12-2007	1518.581	23703.043	8.137	190.166	66.323	3.385	539.685	643.666	1183.351
12-2008	1389.181	20682.111	7.419	161.584	65.057	2.849	482.675	460.344	943.019
12-2009	1272.870	18669.244	6.689	144.140	65.049	2.649	435.131	381.784	816.915
12-2010	1171.316	17052.000	6.153	130.452	65.046	2.515	400.228	328.125	728.353
12-2011	1015.206	15655.453	5.506	119.696	65.039	2.452	358.112	293.471	651.582
12-2012	782.536	14340.257	4.760	109.746	65.049	2.384	309.656	261.658	571.314
S TOT	8820.206	138237.750	47.738	1089.529	65.346	2.991	3119.501	3258.466	6377.967
AFTER	6369.308	115027.961	39.108	807.056	61.894	2.899	2420.532	2339.920	4760.451
TOTAL	15189.515	253265.703	86.846	1896.585	63.791	2.952	5540.033	5598.387	11138.419

--END-- MO-YEAR	AD VALOREM TAX -----M$-----	PRODUCTION TAX -----M$-----	DIRECT OPER EXPENSE -----M$-----	INTEREST PAID -----M$-----	CAPITAL REPAYMENT -----M$-----	EQUITY INVESTMENT -----M$-----	FUTURE NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	CUM. DISC. CASHFLOW -----M$-----
12-2006	0.000	92.807	254.731	0.000	0.000	0.000	1135.895	1135.895	1086.669
12-2007	0.000	71.933	257.440	0.000	0.000	0.000	853.978	1989.874	1828.717
12-2008	0.000	55.756	229.260	0.000	0.000	0.000	658.003	2647.877	2348.137
12-2009	0.000	47.761	213.070	0.000	0.000	0.000	556.085	3203.962	2747.184
12-2010	0.000	42.187	206.602	0.000	0.000	0.000	479.563	3683.525	3059.925
12-2011	0.000	37.595	191.330	0.000	0.000	0.000	422.658	4106.183	3310.490
12-2012	0.000	32.961	162.710	0.000	0.000	0.000	375.642	4481.826	3512.914
S TOT	0.000	380.999	1515.142	0.000	0.000	0.000	4481.826	4481.826	3512.914
AFTER	0.000	271.531	2023.570	0.000	0.000	0.000	2465.350	6947.175	4283.267
TOTAL	0.000	652.531	3538.712	0.000	0.000	0.000	6947.175	6947.175	4283.267

	OIL	GAS
GROSS WELLS	43.0	74.0
GROSS ULT., MB & MMF	127042.242	1549100.500
GROSS CUM., MB & MMF	111852.742	1295834.875
GROSS RES., MB & MMF	15189.515	253265.672
NET RES., MB & MMF	86.846	1896.585
NET REVENUE, M$	5540.032	5598.385
INITIAL PRICE, $	-1.475	0.254
INITIAL N.I., PCT.	0.413	0.974

LIFE, YRS.	67.08
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	2.671

P.W. %	P.W., M$
5.00	5254.467
10.00	4283.266
15.00	3650.363
20.00	3204.308
25.00	2872.597
30.00	2615.960
40.00	2243.950
60.00	1796.490
80.00	1533.844
100.00	1359.203

Meagher Oil & Gas Properties, Inc.

EXHIBIT E

Stratford American Corp and Subsidiaries
Hypothetical Tax Calculation w/ Liquidation

	4,100,000 Bid Value 12/31/05	4,325,000 Bid Value 12/31/05
	(1)	(2)
Book Income	536,000	536,000
Gain on Sale	2,691,814	3,298,814
Less: Provision	(49,545)	(49,545)
Plus: Minority Interest	3,428	3,428
Plus: Tax Expense	727	727
	3,182,424	3,789,424
M-1 Adjustments		
Depreciation	(10,913)	(10,913)
Amortization	16,603	16,603
Taxable Income	3,188,114	3,795,114
Less State Tax Accrual	(194,475)	(231,502)
Taxable Income	2,993,640	3,563,613
NOL	(2,993,640)	(3,563,613)
Taxable Income	-	-
Regular Federal Tax Due	-	-
AMT Credit	-	-
State Tax Liability	194,475	231,502
Alternative Minlumu Tax	51,873	63,272
Total Tax Liability	246,348	294,774
LIQUIDATION		
Sale Price	**4,100,000**	**4,325,000**
Book Basis	1,615,000	1,230,000
Acquisition Costs	47,154	47,154
Other	75,846	78,846
	1,738,000	1,356,000
Tax Adjustments		
Depreciation	9,640	9,640
Depletion	(291,244)	(291,244)
Prof Fees	(48,210)	(48,210)
Basis	1,408,186	1,026,186
Gain on Sale	2,691,814	3,298,814
Balance Sheet		
Cash & Equivalents	6,605,000	6,605,000
Cash from Sale of Assets	4,100,000	4,325,000
Less Commission on Sale	(205,000)	(216,250)
Liabilities		
Booked/Recorded on FS	(320,000)	(320,000)
Unbooked	(947,000)	(947,000)
State and Federal Income Tax	(246,348)	(294,774)
Net Cash	8,986,652	9,151,976
Shares Outstanding	11,078,105	11,078,105
Net Cash Available per Share	**0.8112**	**0.8261**

Stratford American Corp and Subsidiaries
Hypothetical Tax Calculation w/ Liquidation

	2,400,000 Estimated Value 3/31/05	3,300,000 Estimated Value 3/31/05	4,000,000 Bid as of 3/31/05	5,000,000 Estimated Value 6/30/05	4,894,826 Meagher Reserve Rpt 6/30/05
	(1)	(2)	(3)	(3)	(3)
Book Income	19,000	19,000	19,000	19,000	19,000
Gain on Sale	1,381,044	2,281,044	2,981,044	3,980,634	3,875,460
Less: Provision	(49,545)	(49,545)	(49,545)	(49,545)	(49,545)
Plus: Minority Interest	3,428	3,428	3,428	3,428	3,428
Plus: Tax Expense	727	727	727	727	727
	1,354,654	2,254,654	2,954,654	3,954,244	3,849,070
M-1 Adjustments					
Depreciation	(2,728)	(2,728)	(2,728)	(5,457)	(5,457)
Amortization	4,151	4,151	4,151	8,302	8,302
Taxable Income	1,356,076	2,256,077	2,956,077	3,957,089	3,851,915
Less State Tax Accrual	(82,721)	(137,621)	(180,321)	(241,382)	(234,967)
Taxable Income	1,273,356	2,118,457	2,775,757	3,715,707	3,616,948
NOL	(1,273,356)	(2,118,457)	(2,775,757)	(3,715,707)	(3,616,948)
Taxable Income	–	–	–	–	–
Regular Federal Tax Due	–	–	–	–	–
AMT Credit	–	–	–	–	–
State Tax Liability	82,721	137,621	180,321	241,382	234,967
Alternative Miniumu Tax	17,467	34,369	47,515	66,314	64,339
Total Tax Liability	100,188	171,990	227,836	307,697	299,306
LIQUIDATION					
Sale Price	2,400,000	3,300,000	4,000,000	5,000,000	4,894,826
Book Basis	1,230,000	1,230,000	1,230,000	1,251,000	1,251,000
Acquisition Costs	47,154	47,154	47,154	47,154	47,154
Other	78,846	78,846	78,846	55,846	55,846
	1,356,000	1,356,000	1,356,000	1,354,000	1,354,000
Tax Adjustments					
Depreciation	2,410	2,410	2,410	4,821	4,821
Depletion	(291,244)	(291,244)	(291,244)	(291,244)	(291,244)
Prof Fees	(48,210)	(48,210)	(48,210)	(48,210)	(48,210)
Basis	1,018,956	1,018,956	1,018,956	1,019,367	1,019,367
Gain on Sale	1,381,044	2,281,044	2,981,044	3,980,634	3,875,460
Balance Sheet					
Cash & Equivalents	6,773,000	6,773,000	6,773,000	6,434,000	6,434,000
Cash from Sale of Assets	2,400,000	3,300,000	4,000,000	5,000,000	4,894,826
Less Commission on Sale	(120,000)	(165,000)	(200,000)	(250,000)	(244,741)
Liabilities					
Booked/Recorded on FS	(623,000)	(623,000)	(623,000)	(268,000)	(268,000)
Unbooked	(947,000)	(947,000)	(947,000)	(947,000)	(947,000)
State and Federal Income Tax	(100,188)	(171,990)	(227,836)	(307,697)	(299,306)
Net Cash	7,382,812	8,166,010	8,775,164	9,661,303	9,569,779
Shares Outstanding	11,078,105	11,078,105	11,078,105	11,078,105	11,078,105
Net Cash Available per Share	0.6664	0.7371	0.7921	0.8721	0.8638

Stratford American Corp and Subsidiaries
Hypothetical Tax Calculation w/ Liquidation
As of 3/31/05

Book Income	19,000	19,000
Gain on Sale	731,044	1,906,044
Less: Provision	(49,545)	(49,545)
Plus: Minority Interest	3,428	3,428
Plus: Tax Expense	727	727
	704,654	1,879,654
M-1 Adjustments		
Depreciation	(2,728)	(2,728)
Amortization	4,151	4,151
Taxable Income	706,076	1,881,077
Less State Tax Accrual	(43,071)	(114,746)
Taxable Income	663,006	1,766,332
NOL	(663,006)	(1,766,332)
Taxable Income	-	-
Regular Federal Tax Due	-	-
AMT Credit	-	-
State Tax Liability	43,071	114,746
Alternative Miniumu Tax	2,630	27,429
Total Tax Liability	45,701	142,175

LIQUIDATION

Sale Price	1,750,000	2,925,000
Book Basis	1,230,000	1,230,000
Acquisition Costs	47,154	47,154
Other	78,846	78,846
	1,356,000	1,356,000
Tax Adjustments		
Depreciation	2,410	2,410
Depletion	(291,244)	(291,244)
Prof Fees	(48,210)	(48,210)
Basis	1,018,956	1,018,956
Gain on Sale	731,044	1,906,044

3-31-05 Balance Sheet

Cash & Equivalents	6,773,000	6,773,000
Cash from Sale of Assets	1,750,000	2,925,000
Less Commission on Sale	(87,500)	(146,250)
Liabilities		
Booked/Recorded on FS	(623,000)	(623,000)
Unbooked	(947,000)	(947,000)
State and Federal Income Tax	(45,701)	(142,175)
Net Cash	6,819,799	7,839,575
Shares Outstanding	11,078,105	11,078,105
Net Cash Available per Share	0.6156	0.7077

Stratford American Corp and Subsidiaries
Hypothetical Tax Calculation w/ Liquidation

4,283,000
Bid
Value
12/31/05

(1)

Book Income	536,000
Gain on Sale	2,874,814
Less: Provision	(49,545)
Plus: Minority Interest	3,428
Plus: Tax Expense	727
	3,365,424
M-1 Adjustments	
Depreciation	(10,913)
Amortization	16,603
Taxable Income	3,371,114
Less State Tax Accrual	(205,638)
Taxable Income	3,165,477
NOL	(3,165,477)
Taxable Income	–
Regular Federal Tax Due	–
AMT Credit	–
State Tax Liability	205,638
Alternative Miniumu Tax	55,310
Total Tax Liability	260,947

LIQUIDATION

Sale Price	4,283,000
Book Basis	1,615,000
Acquisition Costs	47,154
Other	75,846
	1,738,000
Tax Adjustments	
Depreciation	9,640
Depletion	(291,244)
Prof Fees	(48,210)
Basis	1,408,186
Gain on Sale	2,874,814

Balance Sheet

Cash & Equivalents	6,605,000
Cash from Sale of Assets	4,283,000
Less Commission on Sale	(214,150)
Liabilities	
Booked/Recorded on FS	(320,000)
Unbooked	(947,000)
State and Federal Income Tax	(260,947)
Net Cash	9,145,903
Shares Outstanding	11,078,105
Net Cash Available per Share	0.8256

Stratford American Corp and Subsidiaries
Hypothetical Tax Calculation w/ Liquidation

	4,000,000 Bid Value 12/31/05	4,500,000 Bid Value 12/31/05	5,000,000 Bid Value 12/31/05
	(1)	(2)	(2)
Book Income	591,286	591,286	591,286
Gain on Sale	2,592,378	3,092,378	3,973,814
Less: Provision	(49,545)	(49,545)	(49,545)
Plus: Minority Interest	3,428	3,428	3,428
Plus: Tax Expense	727	727	727
	3,138,274	3,638,274	4,519,710
M-1 Adjustments			
Depreciation	(10,913)	(10,913)	(10,913)
Amortization	16,603	16,603	16,603
Taxable Income	3,143,964	3,643,964	4,525,400
Less State Tax Accrual	(240,670)	(271,147)	(293,834)
Taxable Income	2,903,294	3,372,817	4,231,566
NOL	(2,903,294)	(3,372,817)	(4,231,566)
Taxable Income	-	-	-
Regular Federal Tax Due	-	-	-
AMT Credit	-	-	-
State Tax Liability	240,670	271,147	293,834
Alternative Miniumu Tax	50,066	59,456	76,631
Total Tax Liability	290,736	330,604	370,466
LIQUIDATION			
Sale Price	4,000,000	4,500,000	5,000,000
Book Basis	1,614,605	1,614,605	1,230,000
Acquisition Costs	47,154	47,154	47,154
Other	75,677	75,677	78,846
	1,737,436	1,737,436	1,356,000
Tax Adjustments			
Depreciation	9,640	9,640	9,640
Depletion	(291,244)	(291,244)	(291,244)
Prof Fees	(48,210)	(48,210)	(48,210)
Basis	1,407,622	1,407,622	1,026,186
Gain on Sale	2,592,378	3,092,378	3,973,814
Balance Sheet			
Cash & Equivalents	6,642,869	6,642,869	6,642,869
Cash from Sale of Assets	4,000,000	4,500,000	5,000,000
Less Commission on Sale	(200,000)	(225,000)	(250,000)
Liabilities			
Booked/Recorded on FS	(302,471)	(302,471)	(302,471)
Unbooked	(947,000)	(947,000)	(947,000)
State and Federal Income Tax	(290,736)	(330,604)	(370,466)
Net Cash	8,902,662	9,337,794	9,772,932
Shares Outstanding	11,078,105	11,078,105	11,078,105
Net Cash Available per Share	**0.8036**	**0.8429**	**0.8822**

EXHIBIT F

Stratford American
Corporation

March 24, 2006

Securities and Exchange Commission
100 F.Street, N.E.
Washington, D.C. 20549

Re: **Stratford American Corporation**
Schedule 13E-3
Filed February 10, 2006
File No. 05-40361

Preliminary Proxy Statement on Schedule 14A
Filed February 10, 2006
File No. 0-17078

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and March 31, 2005
Filed November 14, 2005, August 15, 2005 and May 16, 2005

Ladies and Gentlemen:

In connection with the response of Stratford American Corporation ("Stratford") to the comments of the Staff of the Securities and Exchange Commission, dated March 13, 2006, related to the above-referenced filings, Stratford acknowledges that:

- Stratford is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- Stratford may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in connection with the foregoing, please contact the undersigned.

Stratford American Corporation

By: David H. Eaton,
Chairman and Chief Executive Officer

1775859.1/87310.001

2400 E. Arizona Biltmore Circle
Bldg. 2, Suite 1270, Phoenix, Arizona 85016
(602) 956-7809 Telecopier # (602) 955-3441

Mailing Address
P.O. Box 10129
Phoenix, Arizona 85064